Laura Melman

Chief Financial Officers and Treasurer

World Gold Trust

c/o WGC USA Asset Management Company, LLC

685 Third Avenue, 27th Floor

New York, NY 10017

March 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Wilson K. Lee and Daniel L. Gordon

Re:	World Gold Trust
Form 10-K for the fiscal year ended September 30, 2018
Filed November 27, 2018
File No. 001-37996

Dear Messrs. Lee and Gordon:

This letter is submitted by World Gold Trust (the “Trust”) in response to your letter dated March 1, 2019, relating to the above-referenced filing (the “Form 10-K”) by the Trust. Set forth below in italics is the comment contained in the Staff’s letter, together with the Trust’s response. Capitalized terms not defined herein should be given the meaning provided in the Form 10-K.

Item 9A. Controls and Procedures, page 57

1.

We note you provide separate financial statements and audit reports for the Trust and each active series. Separate reports on disclosure controls and procedures and internal control over financial reporting are also required. In addition, you should also include a statement that the CEO/CFO certifications are applicable to each of the series as well as the Trust. Please revise future periodic filings to comply.

Response: The Trust acknowledges the Staff’s comment and will revise future periodic filings to comply with the comment by providing separate reports on disclosure controls and procedures and internal control over financial reporting for each of its active series and including a statement that the CEO and CFO certifications apply to each of the series as well as the Trust.

If you have any questions regarding this response letter or the Form 10-K, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling David A. Sirignano at (202) 739-5420.

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Very truly yours,

WORLD GOLD TRUST

By:	WGC USA Asset Management Company, LLC, its Sponsor

	By:	/s/ Laura S. Melman
Laura S. Melman
Chief Financial Officer and Treasurer

CC:	David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP